December 13, 2013

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.

Second Amended Registration Statement on Form F-1

Filed November 8, 2013

File No. 333-185394

Second Amended Registration Statement on Form F-4

Filed November 8, 2013

File No. 333-185395

Dear Mr. Schwall:

Reference is made to the draft confidential registration statement on Form F-1 (the “Original Draft Registration Statement”) of North Atlantic Drilling Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $5.00 per share, under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 26, 2012, including the “wrapper” under cover of Form F-4 relating to the Company’s concurrent exchange offer that was submitted as Exhibit 99.1 to the Original Draft Registration Statement. By letter dated November 23, 2012, the staff of the Commission (the “Staff”) provided the Company with its comments to the Original Draft Registration Statement. The Original Draft Registration Statement was amended by the revised draft registration statement on Form F-1 (the “Registration Statement on Form F-1”) and, per the Staff’s request, the Company converted the Form F-4 wrapper into a standalone draft registration statement on Form F-4 (the “Registration Statement on Form F-4”), which were filed publicly via EDGAR on December 12, 2012 (File No. 333-185394 and File No. 333-185395, respectively). By letter dated December 20, 2012, the Staff provided the Company with its comments (the “First Comment Letter”) to the Registration Statement on Form F-1 and the Registration Statement on Form F-4. The first amended registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4” and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which responded to the Staff’s comments

U.S. Securities and Exchange Commission

December 13, 2013

contained in the First Comment Letter were filed with the Commission on November 8, 2013. By letter dated December 5, 2013, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First Amended Registration Statements. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement F-1”) and the second amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4” and together with the Second Amended Registration Statement on Form F-1, the “Second Amended Registration Statements”), which respond to the Staff’s comments contained in the Second Comment Letter are being publicly filed with the Commission today via EDGAR.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statements (as applicable). The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter.

General

1.	As appropriate, please make corresponding changes to both documents.

The Company confirms that it has made conforming changes to the Second Amended Registration Statements.

Management, page 111 {Form F-1/A1}

2.	We note the revisions you have made to this section, such as the addition of three new individuals, including Mr. Fredriksen. Pursuant to Item 401(d) of Regulation S-K, please disclose the family relationship between Mr. and Mrs. Fredriksen, if any. In that connection, we note that his daughter Kathrine serves with him as a director of Seadrill Limited. Also, please revise the sketches as necessary to cover the entire five-year period in each case, as Item 401(e) of Regulation S-K requires.

In response to the Staff’s comment, the Company has revised the Second Amended Registration Statements under the heading “Management—Directors and Management” to disclose the familial relationship between Mr. John Fredriksen and Ms. Cecilie Fredriksen. In addition, the Company has expanded the biographies of its officers and directors to cover the previous five year period, where applicable.

Exhibits

Legality Opinions

3.	Notwithstanding your response to prior comment 7 from our letter to you dated December 20, 2012, reference to your lists of exhibits and to the actual EDGAR filings reveals that you have not filed the revised legality opinions as Exhibit 5.1 with either of your registration statements. Please file those opinions with your next amendments.

U.S. Securities and Exchange Commission

December 13, 2013

The Company advises the Staff that it has filed the revised legality opinions of MJM Limited as Exhibit 5.1 to the Second Amended Registration Statements.

Tax Opinions

4.	The opinions you filed as Exhibit 8.1 will need to be executed and re-filed once finalized. Also, notwithstanding the representation in your response to prior comment 5, you have not filed the opinion of MJM Limited as an exhibit. Please file the opinion with the amended registration statement. Refer to See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.A.2., n.40, which is available at http://sec.gov/interps/legal/cfslb19.htm#sdfootnote40anc.

The Company advises the Staff that it has filed executed tax opinions of Seward & Kissel LLP as Exhibit 8.1 to the Second Amended Registration Statements and the executed tax opinion of MJM Limited as Exhibit 8.2 to the Second Amended Registration Statement on Form F-1.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.